SUB-ITEM 77Q2




Section 16(a) of the Securities Exchange Act of
1934, as amended (the "1934 Act") and Section
30(h) of the 1940
Act in combination require the Fund's Directors, certain officers, and persons who own more than 10% of the Fund's common stock, as well as LMPFA and certain of its affiliated persons, to file reports of ownership and changes in ownership with the Securities and Exchange
Commission ("SEC") and the New York Stock Exchange,
Inc. ("NYSE"). Such persons and entities are required by SEC regulations to furnish the Fund with copies of all such filings. Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons, the Fund believes that, during the fiscal year ended November 30, 2016, all such filing requirements were met with respect to shares of beneficial interest on Form 3 for John D. Kenney, Thomas Merchant and Jennifer Murphy, which were filed late due to an administrative oversight.